CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sablaw.com
December 15, 2006

VIA FACSIMILE AND VIA EDGAR

Ms. Silvia Pilkerton
Office of EDGAR and Information Analysis
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Schedule TO-I (File No. 005-47983) filed by Allied Capital Corporation on May 23, 2006
Dear Ms. Pilkerton:
          On behalf of Allied Capital Corporation (the “Company”), we are responding to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in a letter dated June 6, 2006 regarding the Company’s Schedule TO-I filed on May 23, 2006 (the “Schedule TO”).
          The Staff informed the Company that the Schedule TO was filed with an incorrect header tag on EDGAR. The Schedule TO was marked as a Schedule TO-I, but should be marked as a pre-commencement communication, or Schedule TO-C. We are requesting that the header tag on EDGAR be changed to Schedule TO-C.
          If you have any questions or require any additional information in order to process this request, please contact me at (202) 383-0218.
Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

cc:	Ms. Celeste Murphy, Special Counsel, Division of Corporation Finance of the U.S. Securities and Exchange Commission